Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement of SL Science Holding Limited on Form 20-F of our report dated June 18, 2026, with respect to the audited consolidated financial statements of SL Science Holding Limited and subsidiaries (collectively the “Company”) as of December 31, 2025 and for the period from March 18, 2025 (date of inception) through December 31, 2025, which report expresses an unqualified opinion with an emphasis paragraph on the substantial doubt about the Company’s ability to continue as a going concern, which report included in this Registration Statement.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

Hong Kong, China

June 18, 2026